UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/C

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. ____)

Crucell NV
(Name of Subject Company)
Crucell NV
(Names of Persons Filing Statement)
American Depositary Shares, each representing one ordinary share, par value € 0.24
(Title of Class of Securities)
228769105
(CUSIP Number of Class Securities)
Onno Krap, Vice President Finance +31 71 519 9226, onno.krap@crucell.com Archimedesweg 4-6, 2333 CN, Leiden, The Netherlands
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

PRESS RELEASE
Crucell to Convene Initial Informational Extraordinary General Meeting of Shareholders to Discuss Johnson & Johnson Offer

Leiden, The Netherlands (October 14, 2010) – Dutch biopharmaceutical company Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) today announced that it will convene an initial informational Extraordinary General Meeting of Shareholders on December 10, 2010 in Amsterdam, the Netherlands, to discuss the intended offer of Johnson & Johnson for all outstanding shares of Crucell not already owned by Johnson & Johnson (the Offer) as announced on October 6, 2010.

Crucell takes its relationship with its shareholders very seriously and appreciates the interest shown by them in the proposed transaction. In order to provide shareholders with additional insight into the Offer, Crucell will hold an Extraordinary General Meeting of Shareholders on December 10, 2010. This is to honor the request of several shareholders to discuss the Offer in more detail. The only agenda item of the meeting shall be: “Discussion of the contemplated offer of Johnson & Johnson for all the outstanding shares in the capital of Crucell and all aspects in connection therewith.”

The initial informational meeting is scheduled to be held approximately two weeks following the anticipated publication of the required Offer documentation, which will include a position statement of Crucell with respect to the Offer as well as other important information regarding the Offer. This will give shareholders access to critical information in advance of the initial informational EGM, ensuring a complete and comprehensive discussion of the Offer. Further details regarding the informational meeting will be communicated in due course.

The initial informational meeting will not be the statutory shareholders’ meeting as required by Dutch take over regulations. The statutory EGM will be held six business days prior to the expiration of the acceptance period of the Offer and is therefore expected to be held in January 2011.

Additional Information
The tender offer described herein has not yet commenced, and this material is neither an offer to purchase nor a solicitation of an offer to sell Crucell N.V.’s ordinary shares (including ordinary shares underlying American depositary shares), nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. At the time the tender offer is commenced, Johnson & Johnson will file a tender offer statement with the United States Securities and Exchange Commission (SEC). Crucell N.V.’s shareholders are strongly advised to read the tender offer documents that will be filed with the SEC, because they will contain important information that Crucell N.V.’s shareholders should consider before tendering their shares. These documents will be available on the SEC web site www.sec.gov. Copies of Johnson
& Johnson’s filings with the SEC may be obtained at the SEC’s web site www.sec.gov or by directing a request to Johnson & Johnson at Johnson &

Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attn: Corporate Secretary’s Office.

Forward-looking statements
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified a number of important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the US Securities and Exchange Commission on April 7, 2010, in the section entitled ‘Risk Factors’. The Company prepares its financial statements under International Financial Reporting Standards (IFRS).

About Crucell
Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a global biopharmaceutical company focused on research development, production and marketing of vaccines, proteins and antibodies that prevent and/or treat infectious diseases. In 2009 alone, Crucell distributed more than 115 million vaccine doses in more than 100 countries around the world, with the vast majority of doses (97%) going to developing countries. Crucell is one of the major suppliers of vaccines to UNICEF and the developing world. Crucell was the first manufacturer to launch a fully-liquid pentavalent vaccine. Called Quinvaxem®, this innovative combination vaccine protects against five important childhood diseases. Over 130 million doses have been sold since its launch in 2006 in more than 50 GAVI countries. With this innovation, Crucell has become a major partner in protecting children in developing countries. Other products in Crucell’s core portfolio include a vaccine against hepatitis B and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as an oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several product candidates based on its unique PER.C6® production technology. The Company licenses its PER.C6® technology and other technologies to the biopharmaceutical industry. Important partners and licensees include Johnson & Johnson, DSM Biologics, sanofi-aventis, Novartis, Wyeth, GSK, CSL and Merck & Co. Crucell is headquartered in Leiden, the Netherlands, with offices in China, Indonesia, Italy, Korea, Malaysia, Spain, Sweden, Switzerland, UK, the USA and Vietnam. The Company employs over 1300 people. For more information, please visit www.crucell.com.

For further information please contact:
Crucell N.V.
Oya Yavuz
Vice President
Corporate Communications & Investor Relations
Tel. +31 (0)71 519 7064
 ir@crucell.com www.crucell.com

HOLDERS OF CRUCELL N.V. ("CRUCELL") AMERICAN DEPOSITARY SHARES AND HOLDERS OF CRUCELL SHARES WHO ARE LOCATED IN THE UNITED STATES ARE ADVISED TO READ CRUCELL’S SOLICITATION/RECOMMENDATION STATEMENT TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) REGARDING THE OFFER OF JOHNSON & JOHNSON TO ACQUIRE CRUCELL SHARES AND AMERICAN DEPOSITARY SHARES WHEN SUCH STATEMENT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

HOLDERS OF CRUCELL AMERICAN DEPOSITARY SHARES AND HOLDERS OF CRUCELL SHARES MAY OBTAIN FREE COPIES OF CRUCELL’S SOLICITATION / RECOMMENDATION STATEMENT (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY CRUCELL REGARDING JOHNSON & JOHNSON’S OFFER TO ACQUIRE CRUCELL SHARES AND AMERICAN DEPOSITARY SHARES AT THE SEC’S WEBSITE AT WWW.SEC.GOV.